SSLJ.com Limited

23/F, Block 4, Oceanwide International SOHO Town

Jianghan District, Wuhan, P.R.China 43000

VIA EDGAR

December 1, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3233

Washington, D.C. 20549

Attn: Coy Garrison

Re: SSLJ.com Limited

Registration Statement on Form F-1

Filed November 7, 2017

File No. 333-221379

Dear Mr. Garrison:

On behalf of SSLJ.com Limited, a Cayman company (the “Company”), we hereby submit for review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), via EDGAR transmission, the Company’s response to the Staff’s comments to the Registration Statement on Form F-1 filed with the Commission on November 7, 2017 (“Registration Statement”). A marked version of the prospectus cover page of Amendment No. 1 to the Form F-1 (“Amendment”), the revised legal opinions from PRC counsel and Cayman counsel, and a draft legal opinion from U.S. counsel are enclosed herewith.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with our response.

Prospectus Cover Page

1.	Please revise your disclosure to describe the voting rights associated with your Class A ordinary shares in contrast to the voting rights associated with your Class B ordinary shares.

With respect to the Staff’s comment to describe the voting rights associated with our Class A ordinary shares, we propose to amend the disclosure on the prospectus cover page as set forth in the attachment.

PRC Legal Opinion on Certain PRC Legal Matters

2.	We note that page 7 of the legal opinion states that [i]t may not . . . be relied upon anyone other than the Company, the underwriters and their legal and financial advisors in connection with this Offering . . . .” Please remove this inappropriate disclaimer on reliance. Refer to Staff Legal Bulletin 19.III.D.1 for guidance.

With respect to the Staff’s comment to revise the PRC legal opinion, a copy of the revised PRC legal opinion is attached hereto as exhibit to this letter.

Cayman Islands Legal Opinion

3.	Please revise to have counsel opine on the warrants registered in this offering. Refer to Staff Legal Bulletin 19.II.B.1.f for guidance.

With respect to the Staff’s comment to have counsel opine on the warrants registered in this offering, a copy of the legal opinion opining as such is attached hereto as exhibit to this letter.

4.	We note that the opinion on page 1 defines the term “non-assessable” in a manner different from the definition in Schedule 3 to the opinion. Please revise for consistency.

With respect to the Staff’s comment to revise the Cayman legal opinion, a copy of the revised Cayman legal opinion is attached hereto as exhibit to this letter.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by electronic mail to our counsel, David Selengut, Esq. at selengut@egsllp.com, or Ari Edelman, Esq. at aedelman@egsllp.com, or reach them by telephone at (212) 370-1300.

Sincerely,

/s/ Wei Zheng

Wei Zheng

cc:	Ellenoff Grossman & Schole LLP Ortoli Rosenstadt LLP